Exhibit 99.4

 Q2 FINANCIAL RESULTS   & BUSINESS UPDATE   WEDNESDAY, AUGUST 10, 2022

 Forward Looking Statements  This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “believe,” “expect,” “plan,” “anticipate,” “project” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements other than statements of historical facts included in this presentation are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing and therapeutic potential of KIMMTRAK for metastatic uveal melanoma (mUM); the expected clinical benefits of KIMMTRAK and Immunocore’s other product candidates, including extended overall survival benefit; expectations regarding the commercialization of KIMMTRAK, including in the United States, Germany and France, as well other additional territories, including the potential for and timing of commercial availability of KIMMTRAK in additional countries and the ability to reach patients in a timely manner; expectations regarding receipt of regulatory approvals the value proposition of Immunocore’s product candidates, including KIMMTRAK in mUM and its benefit as an orphan indication, including expectations regarding the potential market size and opportunity for such product candidates; Immunocore’s sales and marketing plans, including with respect to the United States, Europe and additional territories where regulatory approval has been obtained; the validation of the global supply chain; the magnitude of any potential revenues generated by KIMMTRAK; physician’s feedback, endorsements, guidelines and interest in prescribing KIMMTRAK as the standard of care for mUM; Immunocore’s efforts to expand patients’ access to medicine; future development plans of tebentafusp, including the timing or likelihood of expansion into additional markets or geographies; the success of Immunocore's partnership with Genentech and other current and future collaborations, partnerships or licensing arrangements; Immunocore's ability to support mUM patients on Early Access Program; the design, progress, timing, scope and results of Immunocore’s existing and planned clinical trials, including the randomized Phase 2/3 clinical trial in previously treated advanced melanoma and PRAME and MAGE A4 clinical trials; the number of patients with PRAME and MAGE A4; and Immunocore’s financial projections, including its anticipated cash runway. These forward-looking statements are based on management's current expectations and beliefs of future events and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially and adversely from those expressed or implied by any forward-looking statements, many of which are beyond Immunocore’s control. These include, without limitation, risks and uncertainties related to the impact of the ongoing and evolving COVID-19 pandemic on Immunocore’s business, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or; commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore's need for and ability to obtain additional funding, on favorable terms or at all, including as a result of rising inflation, interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; and Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission (SEC), including Immunocore’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that Immunocore has made or may make with the SEC in the future.   Such risks may be amplified by the COVID-19 pandemic, war in Ukraine and related geopolitical tension, and their potential impacts on Immunocore’s business and the overall global economy. All forward-looking statements contained in this presentation speak only as of the date on which they were made and should not be relied upon as representing its views as of any subsequent date. Except to the extent required by law, Immunocore undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.  This presentation contains non-IFRS financial measures, including Adjusted Cash and Cash Equivalents, which have certain limitations and should not be considered in isolation, or as alternatives or substitutes for, financial measures determined in accordance with IFRS.  Certain information contained in this presentation relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and Immunocore’s own internal estimates and research. While Immunocore believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third-party sources.  KIMMTRAK™ is a trademark owned or licensed to Immunocore.

 Overview & Q2 Highlights  Bahija Jallal, PhD – Chief Executive Officer  Q2 Financials   Brian Di Donato – Chief Financial Officer & Head of Strategy  KIMMTRAK® LaunchRalph Torbay – Head of Commercial  Portfolio UpdateDavid Berman, MD, PhD – Head of R&D  Concluding Remarks  Bahija Jallal, PhD – Chief Executive Officer  Q&A Session

 Harnessing the immune system to fight disease with bispecific TCRs  Disease cell / target  Targeted, off-the-shelf, bispecific soluble T cell receptor   (TCR)  Natural cytotoxic T cell with CD3 receptors

 We are defining a new frontier of cancer treatment   T Cell Receptor (TCR) Therapy   Off-the-shelf bispecific T cell engagers  Chemotherapy  1949   Targeted Therapy  1997   Immunotherapy  2011   Antibody-DrugConjugate  2013   Cell Therapy  2017   2022

 Q2 Highlights  Executing on commercial launch  Following US, KIMMTRAK now approved in EU, UK, Australia and Canada  Rapidly transitioned 100% of EAP patients in Germany  1st Half KIMMTRAK / tebentafusp net revenue of >$45M  Expanding platform beyond uveal melanoma  Cutaneous melanoma 1-yr OS data presented at ASCO  Finalized protocol for randomized Phase 2/3 trial in advanced melanoma  Presenting PRAME initial Phase 1 data at ESMO 2022  Presented initial Phase 1 HBV data at EASL   First patient dosed in Phase 1 HIV trial  Projected financial runway through 20251  $253M cash and cash equivalents as of 6/30/2022  $140M PIPE transaction in July 2022  Adjusted cash and cash equivalents of $393M2  1. Projection based on the current business plan, includes projected KIMMTRAK/tebentafusp net revenues. Immunocore may have based this estimate on assumptions that are incorrect and may end up using its resources sooner than anticipated, including as a result of increased costs or milestone payments that may become due. ; 2. Gives effect to receipt of $139.6M proceeds from July 2022 PIPE transaction, net of estimated offering expenses payable by Immunocore.

 Q2 Financials   BRIAN DI DONATO  CFO & Head of Strategy

Q2 2022 Financials (converted to USD)

Key Figures (currency translated)	Q2 2022	Q1 2022
KIMMTRAK net revenue (US)	$22.1	$10.1
KIMMTRAK net revenue (Europe)	$7.1	-
Pre-product net revenue (France)	$4.5	$3.7
Total net KIMMTRAK/ tebentafusp revenue	$33.7	$13.8
Collaboration revenues	$5.2	$15.7
R&D expense	$24.5	$24.4
Selling & Admin expenses	$22.9	$26.4
Loss for the period	($7.4)	($21.2)
Loss per share	$(0.17)	$(0.49)
Cash and cash equivalents as of quarter end	$253.0	$270.7
Net proceeds from July 2022 PIPE	$139.6	-
Adjusted cash and cash equivalents[1]	$392.6	

In millions. $ figures are based on "convenience" rates of 1.2162 and 1.3152 applied to £ figures reported at Q2 and Q1, respectively.

$33.7M in net Q2 revenue from KIMMTRAK / tebentafusp in US, Germany and France

$7.1M in net Q2 revenues from KIMMTRAK sales in Europe since May, primarily Germany

Raised **$140M** of equity through PIPE transaction in July with 4 existing investors

Projected cash runway through 2025 and into 2026 with projected KIMMTRAK revenue[2]

1. Gives effect to receipt of $139.6M proceeds from July 2022 PIPE transaction, net of estimated offering expenses payable by Immunocore. 2. Projection based on the current business plan, includes projected KIMMTRAK/tebentafusp net revenues. Immunocore may have based this estimate on assumptions that are incorrect and may end up using its resources sooner than anticipated, including as a result of increased costs or milestone payments that may become due.

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IMMUNOCORE

 KIMMTRAK® Launch  RALPH TORBAY  Head of Commercial

 All US (Q1) and Germany (Q2) EAP patients transitioned to commercial supply   Inclusion in NCCN & ASCO1 guidelines  Approvals in 30+ countries including recent approvals in UK, Australia, and Canada   $46.5M in KIMMTRAK/ tebentafusp net revenue 1H 2022   1. National Comprehensive Cancer Network (NCCN) & American Society of Clinical Oncology (ASCO)   Executing on the global commercial launch of KIMMTRAK

 Establishing KIMMTRAK as 1L treatment in the US  ~300 accounts capture 75% of estimated mUM* market potential  124 new to KIMMTRAK accounts in US  patients treated closer to home in community setting1  25%  of patients are now 1L3  40%  +40% of patient potential  1. Internal estimates based on KIMMTRAKConnect data as of June 30, 2022; 2. MMIT Policy Analyzer and Analytics Tool; 3. Market Research data as of June 30, 2022   *All data is in adult patients with HLA-A*02:01-positive unresectable or mUM  Patients have been tolerating KIMMTRAK. The patient brochures on what to expect from KIMMTRAK treatment have been helpful.  “  ”  - Community Physician  of estimated potential mUM* lives covered for KIMMTRAK to date with policy2  >60%

 Delivering KIMMTRAK to patients in Europe  Patients in Germany converted from EAP in May 2022  100%  Of patients treated in France and Germany are now 1L1  30%  Countries where the Expanded Access Program (EAP) is now open  10  New to KIMMTRAK accounts in France and Germany  45  Market Research data as of June 30, 2022

 On our way to transform the lives of over 1,000 patients  USD millions  $46.5M   KIMMTRAK / tebentafusp net revenue 1H  Strive to reach 1,000+ new patients by 2025  In millions. $ figures are based on "convenience" rates of 1.2162 for Q2 and 1.3152 for Q1 applied to £ figures reported.

 Portfolio Update  DAVID BERMAN  Head of Research and Development

 Building our clinical portfolio beyond KIMMTRAK approval  Expanding KIMMTRAK beyond mUM  KIMMTRAK in advanced melanoma  Clinical stage HBV & HIV programs  Entering Infectious Diseases  ImmTAC candidates targeting PRAME & MAGE-A4  Evaluating platform in large oncology indications

 Building our clinical portfolio beyond KIMMTRAK approval  Expanding KIMMTRAK beyond mUM  KIMMTRAK in advanced melanoma  Clinical stage HBV & HIV programs  Entering Infectious Diseases  ImmTAC candidates targeting PRAME & MAGE-A4  Evaluating platform in large oncology indications

KIMMTRAK + anti-PDL1 in metastatic cutaneous melanoma

Overall Survival (OS) by whether prior anti-PD(L)1 therapy was remote or most recent therapy[1]



1.0
0.8
0.6
0.4
0.2
0.0
Survival Probability
Remote anti-PD(L)1
Immediately prior anti-PD(L)1
+ Censored
0
6
12
18
24
30
36
42
48
54
60
66
Time (months)

No. at risk											
Remote anti-PD(L)1	8	7	6	3	2	2	2	2	2	0		
Imm. prior anti-PD(L)1	50	41	35	24	13	11	9	5	4	3	2	0

Time from prior anti-PD(L)1	1-yr OS
Remote	75%
Immediately prior	75%
Benchmark[2]	55%

Time since last dose of prior anti-PD(L)1 does not impact OS

2022 ASCO ANNUAL MEETING

IMMUNOCORE

1. Oral Presentation ID 104; Remote = Patients received prior anti-PD1 but it was not most recent therapy prior to enrolment; Immediately prior = anti-PD1 was most recent therapy prior to enrolment ; 2. Arance AM et al. J Clin Oncol 2021;39:S9504 , Zimmer L et al. Eur J Cancer. 2017;75:47-55; Weichenthal M et al. J Clin Oncol 2019:37:S15 9505-9505; Pires Da Silva I et al. J Clin Oncol 2020:38:S15 10005-10005

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IMCgp100-203: Phase 2/3 in previously treated, advanced melanoma

Randomization to ‘real world’ treatment as a control arm | Initiation of trial expected Q4 2022

- **HLA*A2:01**
- **Advanced melanoma**
  Uveal melanoma excluded
- **Prior anti-PD(L)1**
  Progression within 6 months last dose
- **Prior ipilimumab**
- **Prior TKI (BRAFm)**


1:1:1
RANDOMIZATION
TREATMENT
PHASE
OS
FOLLOW-UP
R
KIMMTRAK
KIMMTRAK
+ anti-PD-1
Straight to OS follow-up

- **Investigator discretion on subsequent therapy**: local standard, supportive care or other clinical trials.
- Collect data on **subsequent therapy, survival and ctDNA sample.**

Phase	Primary Endpoint	Per Arm Size
2	ctDNA and OS	40
3	OS	170

Optionality to review Phase 2 data to inform changes to Phase 3, including line of prior therapy, dropping an Arm and optimize powering of study

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IMMUNOCORE

 Building our clinical portfolio beyond KIMMTRAK approval  Expanding KIMMTRAK beyond mUM  KIMMTRAK in advanced melanoma  Clinical stage HBV & HIV programs  Entering Infectious Diseases  ImmTAC candidates targeting PRAME & MAGE-A4  Evaluating platform in large oncology indications

Insights from KIMMTRAK clinical development in mUM

Overall survival benefit

MEDIAN OS:
21.7 months

HAZARD RATIO:
0.51

The NEW ENGLAND JOURNAL of MEDICINE

Redirects T cells into tumor[1]



Tumor
Baseline
Day 16
CD3
CD8
CD4

Durable clinical activity[2]



Best Overall Response
PD
SD
MR
PR
Percent Change from Baseline
Best Overall Response
PD
SD
MR
PR
% Change from baseline
Time from first dose (months)

Activity at high and low H score[3]



IHC (H score)
Median =170
Median =155
KIMMTRAK
Phase 1/2
KIMMTRAK
Phase 3
Best Overall Response
Non-PR
PR

ctDNA **reduction**[4]



Best ctDNA change by Week 9 on tebentafusp
70% any reduction
Log reduction
Clearance
0.5 log (68%) ctDNA reduction
3 log (99.9%) ctDNA reduction
30% pts
25% pts
30% pts
14% pts
<0.5 log (<68%) reduction
0.5 log (68%) to 3.2 log (99.9%) reduction
Cleared

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1. Butler, et. al. AACR Annual Meeting 2021; 2. Carvajal, et. al. J. Clin Oncol. 2022 Jun 10;40(17):1939-1948. doi: 10.1200/JCO.21.01805. Epub 2022 Mar 7; 3. D. Davar Annals of Oncology (2021) 32 (suppl_7): S1398-S1427. 10.1016/annonc/annonc786; 4. Rantala ES et al. Melanoma Res. Published online. 2019

IMMUNOCORE

 ImmTAC clinical candidates targeting PRAME and MAGE-A4  IMC-F106C   targeting PRAME  >150,000  PRAME+,  HLA-A2   patients/year  Biologically active doses  20+ PRAME-positive, efficacy evaluable patients   IMC-C103C   targeting MAGE-A4  >60,000 MAGE-A4+,  HLA-A2   patients/year  Durable PRs in ovarian and head & neck carcinoma  Dose escalation ongoing   Expansion in high grade serous ovarian  Updated Phase 1 data expected 4Q 2022  First-in-class, off-the-shelf TCR therapeutics for cancer  Phase 1 data accepted for oral presentation at ESMO 2022 in 3Q 2022

 Building our clinical portfolio beyond KIMMTRAK approval  Expanding KIMMTRAK beyond mUM  KIMMTRAK in advanced melanoma  Clinical stage HBV & HIV programs  Entering Infectious Diseases  ImmTAC candidates targeting PRAME & MAGE-A4  Evaluating platform in large oncology indications

Investigating the potential of a functional cure

IMC-I109V
HBV Phase 1

- HBsAg transiently decreased[1]
- Decreases coincided with transient ALT elevations[1]



Patient #1
Patient #2
Patient #3
HBsAg (IU/ml)
ALT (U/L)
2200
2000
1400
1200
1000
40
30
20
10
1
8
15
22
29
Days

Initial Phase 1 Single Ascending Dose data presented at **EASL 2022 Congress**

IMC-M113V
HIV Phase 1

- Single Ascending Dose (SAD) study to evaluate safety, antiviral activity, and pharmacokinetics
- Bill & Melinda Gates Foundation[2]

First patient dosed early Q3 2022

IMMUNOCORE

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1. Bourgeois, et. al. EASL 2022; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world.

 Concluding Remarks  BAHIJA JALLAL  Chief Executive Officer

Key portfolio milestones anticipated in 2022

	1Q2022	2Q2022	3Q2022	4Q2022
Oncology	★ FDA Approval; **KIMMTRAK Commercial Launch** ✓			**Advanced Melanoma** Start Ph. 2/3 Randomized Trial
			PRAME Ph. 1 Initial data ESMO Paris	**MAGE A4** Ph. 1 Update
Infectious Diseases		**HBV** Initial Ph. 1 Data ✓		
		HIV Ph. 1 Start ✓		

KIMMTRAK Commercial Launch:

- ✓ FDA Approval for mUM | 1Q
- ✓ European Commission's Approval for mUM | 2Q
- ✓ UK MHRA Approval for mUM | 2Q
- ✓ Australia and Canada Approval for mUM | 2Q
- ✓ Clinical supply agreement with Sanofi IL2 for melanoma | 2Q

HBV Initial Ph. 1 Data:

- ✓ EASL 2022 | 2Q

~$393M Adjusted cash and cash equivalents[1]

IMMUNOCORE

1. Gives effect to receipt of $139.6M proceeds from PIPE transaction, net of offering expenses payable by the Company.

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 Our mid-year update  Entering infectious disease therapeutic area  Executing on commercial launch  Expanding oncology platform beyond uveal melanoma  Pioneering breakthrough discoveries in TCR therapeutics   Projected financial runway through 20251  1. Projection based on the current business plan, includes projected KIMMTRAK/tebentafusp net revenues. Immunocore may have based this estimate on assumptions that are incorrect and may end up using its resources sooner than anticipated, including as a result of increased costs or milestone payments that may become due.

 7  BRIAN DI DONATO  Chief Financial Officer and Head of Strategy  BAHIJA JALLAL, PhD  Chief Executive Officer  DAVID BERMAN, MD, PhD  Head of Research and Development  Q&A Session  RALPH TORBAY  Head of Commercial

Our pipeline

Leading bispecific TCR pipeline; FDA approval for KIMMTRAK®

	Candidate	Target	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Approved	Anticipated Milestones
ONCOLOGY	KIMMTRAK®	gp100	Uveal melanoma						✓ FDA, EC, MHRA approvals ✓ Commercial launch 1H 2022
			Advanced melanoma						• Start Ph 2/3 study 4Q 2022
	IMC-C103C[1]	MAGE-A4	NSCLC, gastric, head & neck, ovarian						✓ Initiated ovarian expansion • Phase 1 update 4Q 2022
	IMC-F106C	PRAME	NSCLC, breast, endometrial, ovarian, SCLC, melanoma						• Phase 1 initial data 3Q 2022
	Candidate #4	Undisclosed	Multiple solid tumors						
	Candidate #5	Undisclosed	Colorectal, gastric, pancreatic						
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)						✓ Initial Ph. 1 data presented (EASL)
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)						✓ Phase 1 first patient dosed

[1] Developed under a co-development/co-promotion collaboration with Genentech. [2] Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world.

IMMUNOCORE

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